Exhibit No. 21.1

SUBSIDIARIES OF REGISTRANT

As of June 30, 2017

1)	PHI Capital Holdings, Inc.
Percentage of ownership: 100%
Business activity: Consulting and M&A advisory services.

2)	American Pacific Resources, Inc.
Percentage of ownership: 100%
Business activity: Mining & Natural Resources.

3)	Abundant Farms, Inc.
Percentage of ownership: 100%
Business activity: Farming

4)	PHI Group Regional Center, LLC
Percentage of ownership: 100%
Business activity: Management of EB-5 Immigrant Investor Program